                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

                   FOR THE FISCAL YEAR END DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the transition period from __________to ___________

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         Commission file number 1-9620


                                AMAX GOLD INC.

            (Exact name of registrant as specified in its charter)

                DELAWARE                                    06-1199974
-----------------------------------          -----------------------------------
 (State or other jurisdiction of             (IRS Employers Identification No.)
 incorporation or organization)

9100 East Mineral Circle, Englewood, Colorado                    80155
---------------------------------------------            ----------------------
(Address of principal executive offices)                      (Zip Code)

Registrant's telephone number, including area                (303) 643-5500
                  code                                   ----------------------

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 1996 AND 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

June 18, 1997

To The Participants and Administrator of the
 Thrift Plan for Employees of
 Amax Gold Inc. and Its Subsidiaries


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Amax Gold Inc. and Its Subsidiaries (the "Plan") at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules & Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1996



                                                                    Common     Partici-     Prime       Equity
                                                                    Stock       pant       Reserve      Index    International
                                                        Total        Fund       Loans        Fund        Fund      Stock Fund
                                                     -----------  -----------  --------  -----------  -----------  -----------

ASSETS

Investments:
Amax Gold Inc. common stock .......................  $ 1,727,170  $ 1,727,170  $   --    $      --    $      --    $      --
Mutual funds ......................................   11,744,772         --        --         55,828    2,478,242      518,963
Participant loans .................................      502,460         --     502,460         --           --           --

Receivables:
 Interest .........................................        3,381          218      --            123          525          105
 Participant
  contributions and
  loan repayments .................................       85,449        1,527   (14,739)       3,886       16,340        8,125
 Employer contributions ...........................       58,571       58,571      --           --           --           --
                                                     -----------  -----------  --------  -----------  -----------  -----------

Total assets ......................................   14,121,803    1,787,486   487,721       59,837    2,495,107      527,193
                                                     -----------  -----------  --------  -----------  -----------  -----------

LIABILITIES .......................................         --           --        --           --           --           --
                                                     -----------  -----------  --------  -----------  -----------  -----------

Net assets available
 for benefits .....................................  $14,121,803  $ 1,787,486  $487,721  $    59,837  $ 2,495,107  $   527,193
                                                     ===========  ===========  ========  ===========  ===========  ===========







                                                      Spectrum      Stable       Equity        New        Science &    Spectrum
                                                       Income        Value       Income      Horizons    Technology     Growth
                                                        Fund         Fund         Fund         Fund         Fund         Fund
                                                     -----------  -----------  -----------  -----------  -----------  -----------


ASSETS


Investments:
Amax Gold Inc. common stock .......................  $      --    $      --    $      --    $      --    $      --    $      --
Mutual funds ......................................      816,710    4,913,643      322,738    2,369,179      190,897       78,572
Participant loans .................................         --           --           --           --           --           --


Receivables:
 Interest .........................................          307        1,291           84          588          139            1
 Participant
  contributions and
  loan repayments .................................        6,928       27,551        7,247       22,947        3,732        1,905
 Employer contributions ...........................         --           --           --           --           --           --
                                                     -----------  -----------  -----------  -----------  -----------  -----------


Total assets ......................................      823,945    4,942,485      330,069    2,392,714      194,768       80,478
                                                     -----------  -----------  -----------  -----------  -----------  -----------


LIABILITIES .......................................         --           --           --           --           --           --
                                                     -----------  -----------  -----------  -----------  -----------  -----------


Net assets available
 for benefits .....................................  $   823,945  $ 4,942,485  $   330,069  $ 2,392,714  $   194,768  $    80,478
                                                     ===========  ===========  ===========  ===========  ===========  ===========






       The accompanying notes are an integral part of these statements.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                               DECEMBER 31, 1995


                                            Common       Partici-       Prime      New America  Capital
                                             Stock         pant        Reserve       Growth    Apprecia-
                                Total        Fund         Loans          Fund         Fund     tion Fund
                             ------------  ----------  --------------  ----------- ----------- ---------

ASSETS

Investments:
Amax Gold Inc.
  common stock ........  $ 1,511,615  $ 1,511,615  $      --     $      --    $      --    $      --
Mutual funds ..........   10,760,774         --           --          12,811    1,779,471      243,545
Participant loans .....      646,077         --        646,077          --           --           --

Receivables:
 Interest .............        3,515          272         --            --            291           80
 Participant
  contributions and
  loan repayments .....      104,501        2,320      (17,997)       15,121       17,988        4,638
 Employer contributions       51,093       51,093         --            --           --           --
                         -----------  -----------  -----------   -----------  -----------  -----------

Total assets ..........   13,077,575    1,565,300      628,080        27,932    1,797,750      248,263
                         -----------  -----------  -----------   -----------  -----------  -----------

LIABILITIES ...........         --           --           --            --           --           --
                         -----------  -----------  -----------   -----------  -----------  -----------

Net assets available
 for benefits .........  $13,077,575  $ 1,565,300  $   628,080   $    27,932  $ 1,797,750  $   248,263
                         ===========  ===========  ===========   ===========  ===========  ===========


                           Equity                   Spectrum       Stable
                            Index     International  Income        Value
                            Fund      Stock Fund      Fund          Fund
                         -----------  -----------  -----------   ------------


ASSETS


Investments:
Amax Gold Inc. ........
  common stock ........  $      --    $      --    $      --    $      --
Mutual funds ..........    2,081,718      353,490      853,553    5,436,186
Participant loans .....         --           --           --           --


Receivables:
 Interest .............          386           93          241        2,152
 Participant
  contributions and
  loan repayments .....       19,879        5,977        8,744       47,831
 Employer contributions         --           --           --           --
                         -----------  -----------  -----------  -----------


Total assets ..........    2,101,983      359,560      862,538    5,486,169
                         -----------  -----------  -----------  -----------


LIABILITIES ...........         --           --           --           --
                         -----------  -----------  -----------  -----------


Net assets available
 for benefits .........  $ 2,101,983  $   359,560  $   862,538  $ 5,486,169
                         ===========  ===========  ===========  ===========



       The accompanying notes are an integral part of these statements.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                         YEAR ENDED DECEMBER 31, 1996



                                                  Common        Partici-        Prime        New America     Capital
                                                   Stock          pant         Reserve         Growth       Apprecia-
                                   Total           Fund          Loans           Fund           Fund        tion Fund
                                ------------   ------------   ------------   ------------   ------------   ------------

Investment Income:
 Interest and dividends .....   $    727,328   $       --     $       --     $      2,084   $       --     $       --
 Net realized gain (loss) on
  investments ...............        818,741        (10,546)          --             --          684,921         36,075
 Net change in unrealized
  appreciation/depreciation
  in fair value of
  investments ...............       (412,139)      (185,543)          --             --         (368,234)        (8,552)
Employer contributions ......        596,764        596,764           --             --             --             --

Participant contributions
  and loan repayments .......      1,247,553         85,130       (221,682)        34,003         78,584         22,155

Transfers between Plan
  funds and loans ...........           --           42,614        229,527           (435)    (2,004,657)      (278,883)

Employee withdrawals ........     (1,934,019)      (306,233)      (148,204)        (3,747)      (188,364)       (19,058)
                                ------------   ------------   ------------   ------------   ------------    -----------

Net increase (decrease) .....      1,044,228        222,186       (140,359)        31,905     (1,797,750)      (248,263)

Net assets available
 for benefits:
Beginning of year                 13,077,575      1,565,300        628,080         27,932      1,797,750        248,263
                                ------------   ------------   ------------   ------------   ------------   ------------

End of year .................   $ 14,121,803   $  1,787,486   $    487,721   $     59,837   $       --     $       --
                                ============   ============   ============   ============   ============   ============







                                                           Spectrum     Stable       Equity           New       Science &   Spectrum
                              Equity Index   International  Income      Value        Income        Horizons     Technology   Growth
                               Fund          Stock Fund     Fund         Fund         Fund           Fund        Fund         Fund
                              ------------   ---------   ----------    ------------   -----          --------  ----------  ---------



Investment Income:
 Interest and dividends .....  $   87,074    $  13,902    $  64,637    $ 303,725   $   13,351   $  216,434   $   20,660   $    5,461

 Net realized gain (loss) on
  investments ...............      87,659        5,290        9,496         --          4,416        1,432           (2)        --
 Net change in unrealized
  appreciation/depreciation
  in fair value of
  investments ...............     282,130       43,434      (12,032)        --          5,827     (158,050)     (12,247)       1,128

Employer contributions ......        --           --           --           --           --           --           --           --


Participant contributions
  and loan repayments .......     215,996       96,346      130,039      492,344       54,482      218,146       35,797        6,213



Transfers between Plan
  funds and loans ...........      (3,332)       62,155     (63,339)    (634,475)     291,748    2,140,718      150,683       67,676



Employee withdrawals ........    (276,403)      (53,494)   (167,394)    (705,278)     (39,755)     (25,966)        (123)        --
                              -----------  ------------ ------------ ------------ ------------ ------------ ------------ ----------


Net increase (decrease) .....     393,124       167,633     (38,593)    (543,684)     330,069    2,392,714      194,768       80,478



Net assets available
 for benefits:
Beginning of year ...........   2,101,983       359,560      862,538    5,486,169         --           --           --           --
                              -----------  ------------ ------------ ------------ ------------ ------------ ------------ -----------




End of year ................. $  2,495,107 $   527,193  $    823,945 $  4,942,485 $    330,069 $  2,392,714 $    194,768 $    80,478

                              ============ ============ ============ ============ ============ ============ ============ ===========







       The accompanying notes are an integral part of these statements.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF THE PLAN

The following description of the Thrift Plan for Employees of Amax Gold Inc. and Its Subsidiaries (the "Plan") provides only general information. Refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL
The Plan is a defined contribution plan maintained by the Company for salaried employees ("Eligible Employees" or "Participants"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ADMINISTRATION
The Plan is administered by the Benefits Committee, which is comprised of five Amax Gold officers. Internal costs to administer the Plan are paid by the Company. Other Plan administrative expenses are paid either by the Plan or by the Company. During 1996, Plan administrative expenses were paid by Amax Gold.

ENROLLMENT
Eligible employees can enroll in the Plan at any time.

CONTRIBUTIONS
Effective April 1, 1994, participants can make contributions of up to 16 percent of basic compensation. Amax Gold contributes an amount equal to 75 percent of the first six percent of each Participant's contribution, which is invested 100 percent in Amax Gold common stock.

Participant rollover contributions are permitted at the discretion of the Committee provided all legal requirements are satisfied.

VESTING
Participants are immediately vested in their employee contributions and the earnings attributable to those contributions. All Participants are immediately 100 percent vested in the employer contributions to the Plan and the earnings attributable to those contributions.

LOANS
Participants may borrow from their Plan accounts. Loans are in the form of cash and may not exceed 50 percent of a Participant's vested account balance or $50,000, reduced by the Participant's highest loan balance in the preceding twelve months. Participants are charged a reasonable rate of interest on outstanding loans as determined by the Benefits Committee. In general, loan terms may not exceed five years.

Loan repayments are made through regular payroll deductions. A Participant may prepay all of the outstanding loan balance; however, partial prepayments are not allowed.

DISTRIBUTIONS
Participants may withdraw all or a portion of vested contributions subject to certain conditions as specified in the Plan document.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

PARTICIPANT'S TAX STATUS

Participant contributions to the Plan may be deferred, at the election of the Participant, for federal income tax purposes, subject to certain limitations. Employer contributions and all earnings under the Plan are deferred for federal income tax purposes. The amounts deferred under the Plan may become subject to federal income tax when withdrawn. Participants may also choose to make after-tax contributions to the Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements of the Plan are presented on the accrual basis.

VALUATION OF ASSETS
Plan investments are valued at net asset value as determined by the Trustee, based on the quoted market prices of the underlying investments.

Participant loans are valued at principal amount, which approximates fair market value.

Transfers of assets into the Plan are made at fair market value. The cost of investments sold or transferred is determined on a Participant level by the average cost method. Assets transferred out of the Plan are reported at market value with the difference between cost and market reported as realized gains or losses.

3.  INVESTMENTS

INVESTMENT OPTIONS

Effective April 1, 1994, T. Rowe Price became the recordkeeper and Trustee of the Plan. Participants may elect to invest their contributions to the Plan in Amax Gold common stock or the following T. Rowe Price funds: a money market fund (Prime Reserve Fund); a bond fund (Spectrum Income Fund); a portfolio of guaranteed investment contracts, bank investment contracts and structured investment contracts (Stable Value Fund); and six equity funds (Equity Index Fund, International Stock Fund, Equity Income Fund, New Horizons Fund, Science and Technology Fund and Spectrum Growth Fund).

Effective April 1, 1996, the Capital Appreciation Fund and the New America Growth Fund were eliminated as investment options under the Plan. As of that date, the Equity Income Fund, the New Horizons Fund, the Spectrum Growth Fund and the Science and Technology Fund became available to Participant's as investment options. As of May 1, 1996, Participant contributions directed to the Capital Appreciation Fund were invested in the Equity Income Fund while Participant contributions directed to the New America Growth Fund were invested in the New Horizons Fund. On November 1, 1996, the balances remaining in the Capital Appreciation Fund and the New America Growth Fund were transferred to the Equity Income Fund and the New Horizons Fund, respectively.

As of December 31, 1996, the number of Participants who held assets in the various investment options were as follows: 435 in Amax Gold common stock, 51 in the Prime Reserve Fund, 203 in the Equity Index Fund, 222 in the Stable Value Fund, 110 in the International Stock Fund, 164 in the Spectrum Income Fund, 96 in the Equity Income Fund, 231 in the New Horizons Fund, 54 in the Science and Technology Fund and 32 in the Spectrum Growth Fund.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

INVESTMENTS HELD
Investments held by the Trustee as of December 31, 1996 and 1995, consisted of the following:

                                                    Cost      Fair Value
                                                 -----------  -----------
December 31, 1996:
Amax Gold Inc. common stock held in
      Common Stock Fund (270,929 shares)/(a)/    $ 1,735,807  $ 1,727,170
Participant loans                                    502,460      502,460
Prime Reserve Fund (55,828 units)                     55,828       55,828
Equity Index Fund (121,841 units)/(a)/             1,753,168    2,478,242
International Stock Fund (37,606 units)              470,300      518,963
Spectrum Income Fund (72,921 units)/(a)/             779,079      816,710
Stable Value Fund (4,913,643 units)/(a)/           4,913,643    4,913,643
Equity Income Fund (14,318 units)                    316,912      322,738
New Horizons Fund (108,828 units)/(a)/             2,527,229    2,369,179
Science and Technology Fund (6,425 units)            203,144      190,897
Spectrum Growth Fund (5,193 units)                    77,443       78,572
                                                 -----------  -----------
                                                 $13,335,013  $13,974,402
                                                 ===========  ===========

December 31, 1995:
Amax Gold Inc. common stock held in
      Common Stock Fund (208,499 shares)/(a)/    $ 1,334,709  $ 1,511,615
Participant loans/(a)/                               646,077      646,077
Prime Reserve Fund (12,811 units)                     12,811       12,811
New America Growth Fund (50,973 units)/(a)/        1,411,237    1,779,471
Capital Appreciation Fund (17,816 units)             234,994      243,545
Equity Index Fund (120,960 units)/(a)/             1,638,775    2,081,718
International Stock Fund (28,903 units)              348,260      353,490
Spectrum Income Fund (75,939 units)/(a)/             803,890      853,553
Stable Value Fund (5,436,186 units)/(a)/           5,436,186    5,436,186
                                                 -----------  -----------
                                                 $11,866,939  $12,918,466
                                                 ===========  ===========

/(a)/ Individual investments representing 5 percent or more of net assets available for benefits as of December 31, 1996 or 1995.

4.    NET REALIZED GAINS (LOSSES) ON INVESTMENTS

Net realized gains (losses) from investment transactions for the year ended December 31, 1996, were as follows:

                                                          Capital
                            Common      New America     Appreciation
                          Stock Fund    Growth Fund         Fund
                         ------------  -------------  ----------------

1996    Proceeds            $393,810      $2,340,942         $342,256
        Cost                 404,356       1,656,021          306,181
                            --------      ----------  ---------------
        Net gain (loss)     $(10,546)     $  684,921         $ 36,075
                            ========      ==========  ===============




       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

                            Equity     International      Spectrum
                          Index Fund    Stock Fund      Income Fund
                          ----------   -------------    -------------

1996    Proceeds            $402,795      $   77,800         $263,916
        Cost                 315,136          72,510          254,420
                            --------      ----------    -------------
        Net gain (loss)     $ 87,659      $    5,290         $  9,496
                            ========      ==========    =============


                            Equity         New         Science and
                         Income Fund   Horizons Fund  Technology Fund
                         -----------   -------------  ---------------

1996    Proceeds            $ 41,204      $   56,150       $    123
        Cost                  36,788          54,718            125
                            --------      ----------       --------
        Net gain (loss)     $  4,416      $    1,432       $     (2)
                            ========      ==========       ========

5. UNREALIZED APPRECIATION/DEPRECIATION OF INVESTMENTS

Net unrealized appreciation/depreciation of investments amounted to $639,388 and $1,051,527 at December 31, 1996 and 1995, respectively. The change in net unrealized appreciation/depreciation resulted in a Plan loss of $(412,139) in 1996.

6. TAX STATUS

Amax Gold received a favorable determination letter dated September 10, 1996 from the Internal Revenue Service as to the qualified status of the Plan. Management of the Company is of the opinion that the Plan continues to fulfill the requirements of a qualified plan and that the trust which forms a part of the Plan is not subject to tax. Accordingly, no provision for federal or state income taxes has been provided.

7. PLAN AMENDMENTS

On May 5, 1995, the Company entered into an agreement with its affiliate, Cyprus Amax. This agreement, which has an effective date of March 1, 1994, states that both the Plan and the Cyprus Amax Minerals Company Savings Plan and Trust will recognize the service of an employee transferred from the other company for purposes of eligibility, vesting and entitlement to share in Company contributions.

During 1996, the Company amended the Plan document to make certain changes required by the Internal Revenue Service for its favorable determination letter.

8. SUBSEQUENT EVENTS

Effective January 1, 1997, the Plan was amended to increase the maximum amount of Participant's contributions which are matched from six percent to eight percent. The total Participant contribution allowed remains at 16 percent of basic compensation. In addition, effective January 1, 1997, the Plan was amended to decrease the Company contribution to 50 percent of the first eight percent of the Participant's contribution from 75 percent of the first six percent. The Company may, at its sole discretion, contribute additional amounts.

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                         NOTES TO FINANCIAL STATEMENTS

9. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

Gains (losses) on the sale of investments as reported in the statement of changes in net assets available for benefits with Fund Information have been determined on a participant level using the average cost method. For purposes of the Department of Labor's Form 5500, gains (losses) on such sales have been calculated based upon the market value at the beginning of the Plan year in accordance with the requirements of the Form 5500.

In addition, in accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan does not recognize as a liability amounts elected to be withdrawn but not yet distributed as of year end. However, such amounts must be included on the Form 5500. As of December 31, 1996 and 1995 there were no benefits payable due to timing of the distributions by the Trustee.

                                                                      Schedule I

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                          ASSETS HELD FOR INVESTMENT
                               DECEMBER 31, 1996



Party in                               Description        Historical   Current
Interest           Issuer             of Investment          Cost       Value
--------      -----------------  -----------------------  ----------  ----------

    Yes       Amax Gold Inc.     Amax Gold Inc.           $1,735,807  $1,727,170
                                 Common Stock
                                 No par value
                                 (270,929 shares)

    Yes       Participant Loans  Interest rate               502,460     502,460
                                 7.0% - 11.5%

    Yes       T. Rowe Price      Prime Reserve Fund           55,828      55,828
                                 (55,828 units)

    Yes       T. Rowe Price      Equity Index Fund         1,753,168   2,478,242
                                 (121,841 units)

    Yes       T. Rowe Price      International Stock         470,300     518,963
                                 Fund (37,606 units)

    Yes       T. Rowe Price      Spectrum Income             779,079     816,710
                                 Fund (72,921 units)

    Yes       T. Rowe Price      Stable Value Fund         4,913,643   4,913,643
                                 (4,913,643 units)

    Yes       T. Rowe Price      Equity Income Fund          316,912     322,738
                                 (14,318 units)

    Yes       T. Rowe Price      New Horizons Fund         2,527,229   2,369,179
                                 (108,828 units)

    Yes       T. Rowe Price      Science and Technology      203,144     190,897
                                 Fund (6,425 units)

    Yes       T. Rowe Price      Spectrum Growth Fund         77,443      78,572
                                 (5,193 units)

                                                                     Schedule II

       THRIFT PLAN FOR EMPLOYEES OF AMAX GOLD INC. AND ITS SUBSIDIARIES
                   SCHEDULE OF REPORTABLE TRANSACTIONS/(a)/
                         YEAR ENDED DECEMBER 31, 1996

                                                                                 Current Value
                            Total      Total                             Total    of Asset on
                          Number of  Number of    Purchase   Selling    Cost of   Transaction    Net Gain(Loss)
Description of Assets     Purchases    Sales       Price      Price      Asset       Date          on Sales
---------------------     ---------  ---------   ---------  --------   --------     --------      ---------
Amax Gold Common Stock        41            -   $  801,653  $       -   $  801,653   $  801,653     $     -
Amax Gold Common Stock         -           51      400,797     390,010     400,797      390,010       (10,787)
T. Rowe Price Stable
  Value Fund                  33            -      747,637          -      747,637      747,637           -
T. Rowe Price Stable
  Value Fund                   -           60    1,270,180   1,270,180   1,270,180    1,270,180           -
T. Rowe Price New
  Horizons Fund               39            -    2,566,442          -    2,566,442    2,566,442           -
T. Rowe Price New
  Horizons Fund                -           13       39,526      40,645      39,526       40,645         1,119
T. Rowe Price Equity
  Index Fund                  50            -      386,893         -      386,893       386,893           -
T. Rowe Price Equity
  Index Fund                   -           37      282,664     360,158    282,664       360,158        77,494
T. Rowe Price New America
  Growth Fund                 60            -      244,626         -      244,626       244,626          -
T. Rowe Price New America
  Growth Fund                  -           17    1,655,865   2,340,784  1,655,865    2,340,784        684,919




/(a)/ Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of January 1, 1996 as defined in
       Section 2520.103-6 of the Department of labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                         THRIFT PLAN FOR EMPLOYEES OF
                                         AMAX GOLD INC. AND ITS SUBSIDIARIES



                                         By  /s/ David L. Mueller
                                             ----------------------------------
                                             David L. Mueller
                                             Vice President and Controller
                                             Amax Gold Inc.



Dated:  June 26, 1997